Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Debbie Kaye
Zintel Public Relations	Aladdin Investor Relations
matthew.zintel@zintelpr.com	investor@aladdin.com
310.574.8888	646.468.0481

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Announces Preliminary
Second Quarter 2008 Financial Results

Management to Host Conference Call Today to Discuss Preliminary Results and Updated Guidance

Company Sets Full Second Quarter 2008 Financial Results Reporting Date for July 21, 2008

TEL AVIV, ISRAEL, July 2, 2008 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), an information security leader specializing in authentication, software DRM and content security, today announced preliminary financial results for the second quarter of fiscal year 2008, ended June 30, 2008.

Aladdin anticipates revenues for the second quarter 2008 to be between $26.0 million and $26.5 million. Net income in accordance with U.S. Generally Accepted Accounting Principles (GAAP) for the second quarter of 2008 is expected to be approximately $0.01 per diluted share. GAAP net income for the second quarter of 2008 is expected to include approximately $0.5 million for stock-based compensation expenses.

Excluding stock-based compensation expenses, the Company anticipates non-GAAP net income for the second quarter of 2008 to be approximately $0.04 per diluted share. Please refer to the “Use of Non-GAAP Measures” section of this press release for further information on the use of non-GAAP financial information.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems, said, “Our preliminary second quarter revenues fell short of our expectations primarily due to a weaker global economy as well as several anticipated customer orders slipping from the second quarter, which we expect to recognize in future periods. Including the effect of lower top line revenue for the quarter, our bottom line earnings per share were also impacted by a further acceleration of the unfavorable exchange rate between the strengthening Israeli shekel against the U.S. dollar, as well as higher expenses associated with ongoing merger and acquisition activity.

“Overall, I believe our business fundamentals remain solid, and we continue to expect revenue growth in fiscal 2008. We are accelerating our investment in organic as well as external growth initiatives, and our focus for the second half of 2008 will be on improving performance for the long-term. In line with this higher level of projected investment in our business during 2008, as well as the negative factors impacting second quarter results and our current outlook, we are lowering our expectations for the rest of the year. We believe the increased investments we intend to make will drive additional long-term growth while supporting Aladdin’s continued profitability and positive cash-flow generation.”

Future Business Outlook
Based on current business conditions and expectations, Aladdin management is lowering its full year 2008 top line revenue target range to between $112.0 million and $120.0 million as compared to the $105.9 million in revenues reported for fiscal year 2007.

The Company is lowering its fiscal year 2008 GAAP diluted earnings per share guidance to be in the new range of $0.36 to $0.44, excluding one-time expenses related to the company’s recent acquisitions. The Company reported GAAP diluted earnings per share of $1.02 in fiscal year 2007.

Fiscal year 2008 non-GAAP diluted earnings per share are now expected to be in the range of $0.48 to $0.56. Non-GAAP earnings per share guidance excludes the projected impact of stock-based compensation expenses and anticipated one-time expenses related to the company’s recent acquisition. The Company reported non-GAAP earnings per diluted share of $1.20 in fiscal year 2007, which excluded stock-based compensation expense and the impact of the $2.0 million non-recurring up-front cost associated with production of video-based training. The Company undertakes no obligation to update its estimates.

Preliminary Results Teleconference
The Company will hold a teleconference today, July 2, 2008 at 9:00 a.m. EDT to discuss the preliminary quarterly results. To participate in the call, dial +1 (866) 345-5855 in North America, or +972-3-918 0609 internationally, approximately five minutes prior to the scheduled call start time. The call is being simultaneously Web cast and can be accessed on the Aladdin Web site at www.Aladdin.com/investor. Please visit the Web site at least 15 minutes prior to the scheduled call time to register for the Web cast and download any necessary audio software.

A replay of the call can also be accessed via telephone from 12:00 p.m. EDT on July 2 through 11:59 p.m. EDT on July 20 by calling +1 (888) 295-2634 in North America, or +972 (3) 925-5939 internationally. A Web cast replay of the call will also be made and can be accessed on the Aladdin Web site at www.Aladdin.com/investor.

The Company will release final financial results for the second quarter of 2008, ended June 30, 2008, on Monday, July 21, 2008 with an accompanying conference call at 9:00 a.m. EDT. Aladdin’s full second quarter 2008 financial results will be released over the wires and posted to the Aladdin Web site.

Use of Non-GAAP Measures
This press release provides financial measures for net income, basic and diluted earnings per share that exclude stock-based compensation expense and anticipated one-time mergers and acquisition related expenses which are not calculated in accordance with U.S. generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s net income and earnings per share as well as to compare it with historical net income and earnings per share.

About Aladdin Knowledge Systems
Aladdin Knowledge Systems’ Software Rights Management products are the #1 choice of software developers and publishers to protect intellectual property, increase revenues, and reduce losses from software piracy. Aladdin eToken is the world’s #1 USB-based authentication solution. The Aladdin eSafe secure Web gateway provides the most advanced protection against the latest Web-based threats and attacks. Aladdin has offices in 12 countries, a worldwide network of channel partners, and has won numerous awards for innovation. For more information, visit the Aladdin Web site at www.Aladdin.com.

©2008 Aladdin Knowledge Systems, Ltd. All rights reserved. HASP, eToken, eSafe, Aladdin Knowledge Systems and the Aladdin logo are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd. All other product and brand names mentioned in this document are trademarks or registered trademarks of their respective owners.

Safe Harbor Statement
Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, risks relating to our recent acquisition of Athena Smartcards and the proposed acquisition of Eutronsec, including the failure to realize expected synergies, failure to effectively integrate these businesses into our business and increasing unexpected liabilities, the loss of market share, changes in the level of business or anticipated business from a large customer or customers, failure to achieve anticipated customer orders, changes in the competitive landscape and other factors over which the company has little or no control. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.